ElectraMeccanica Vehicles Corp. Corporate Update Conference Call November 17, 2021

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

C O R P O R A T E P A R T I C I P A N T S

Kevin Pavlov, Chief Executive Officer

Bal Bhullar, Chief Financial Officer

C O N F E R E N C E C A L L P A R T I C I P A N T S

Bruce Chan, Stifel Nicolaus

Andrew Scutt, ROTH Capital Partners

Rommel Dionisio, Aegis Capital

P R E S E N T A T I O N

Operator

Greetings, and welcome to the ElectraMeccanica Vehicles Corp. Corporate Update conference call.

Before we begin the formal presentation, I'd like to remind everyone that statements made on today's call and webcast, including those regarding future financial results and industry prospects are forward-looking, and may be subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the call. Please refer to the Company's regulatory filings for a list of associated risks, and we would also refer you to the Company's website, www.electrameccanica.com, for more supporting industry information.

I would now like to hand the call over to Mr. Kevin Pavlov, Chief Executive Officer of ElectraMeccanica. Kevin, the floor is yours.

Kevin Pavlov

Thank you, Operator and good afternoon, everyone. I'm pleased to welcome you to today's corporate update conference call, the first in our Company's history. Today, I am joined by ElectraMeccanica's CFO, Bal Bhullar.

For those of you joining us for the first time, or who I have not had the opportunity to meet, I'd like to take a moment to first introduce myself.

In September this year, I was privileged to join the team as CEO during what I believe to be the biggest moment in our Company's history, first deliveries of commercial SOLO EVs. By way of background, I bring automotive experience that has covered large global corporations, private board experience, government affairs, mergers and acquisitions. I have had relevant experience with start-up companies over the course of my career. Most recently, I served as COO and Director of Karma Automotive, where I worked to achieve significant cost reductions and avoidances through process improvements.

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Additionally, I've had the pleasure to serve in various senior management roles within the industry, most notably, a Fortune 500 company, Magna International, where I was at different points in time the COO of its E-Car joint venture, Global President and General Manager of Magna Electronics, and Executive Vice President of Magna Services, Ventures, and Innovation Group. Additionally, I was also the CEO and Board of Director for Eco-Fueling and was an executive consultant at Ricardo, Inc. PLC. My direct experience working within the automotive companies at all stages of development will prove to be a critical resource as we accelerate our commercial production and deliveries.

Now, given we are at a key inflection point in the Company's evolution, it's worth taking a moment to discuss where we started.

We were formed in 2015, and by 2017, we acquired Intermeccanica, a globally respected automotive manufacturer with over 62 years of experience in manufacturing and delivering high-end custom sports cars for select clientele. Leveraging this experience, we set out to design innovative electric vehicles, the goal of which was to revolutionize commuting, delivery, fleets and shared mobility. During this time, we hand-built 64 prototype vehicles out of our Vancouver facility, refining and improving our design. Early adopters tested the prototypes and day-to-day use, and I'm proud to say that some of these vehicles are still in circulation today.

With the design finalized, we produced 60 pre-production SOLOs manufactured by our strategic partner, Zongshen Industrial Group, in China. Again, we deployed through the U.S., Canada and China for final on-road validation testing. The vehicles took the form of what is now our flagship vehicle, the innovative, purpose-built, single-seat electric vehicle called the SOLO. This three-wheeled vehicle engineered for a single person, offers a unique driving experience and is fully highway capable, benefitting from HOV lane access. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system with other comforts that blend the modern look with advanced safety features that has an accessible price point of $18,500.

Most recently, in October 2021, we commenced commercial deliveries for early reservation holders and fleet operators, marking a transformational milestone, not only for ElectraMeccanica but for the future of the electric vehicle industry as we know it. For the month of October, we delivered a total of 21 vehicles to our customers and fleet operators. By reaching this milestone, we've built out sales, logistics and service networks to support all near-term delivery targets as we ramp production and sales.

As we discuss the ramp in production, I think it's important to take a moment to highlight the $228 million on our balance sheet as of the end of the third quarter. This strong cash position sets the stage for growth as we focus towards production ramp and the buildout of our U.S. base of operations in Mesa, Arizona.

Our sales program is grounded by direct-to-customer retail centers spanning five U.S. states in 10 metropolitan areas. We are also showcasing the vehicle at several premier industry events, including the LA Auto Show, where we are hosting this call from today, widely recognized as one of the most influential shows globally. And two weeks ago, we had presence at SEMA, the world's leading automotive trade event, bringing together manufacturers and buyers in every segment of the automotive industry.

While at SEMA, we showcased potential future customized options as well as convertible and performance variants, and we are now rolling out an exciting integrated brand identity that reflects a forward-thinking, dynamic, growth-oriented electric vehicle company. The ongoing campaign includes building awareness through digital marketing, influencers, a revamped website, billboard, print and traditional media advertisements.

We are now an OEM. In our production phase, we have the current capability of producing up to 20,000 SOLOs annually with our dedicated facility through Zongshen, our strategic partner. In addition, and as I previously alluded to, to further grow production capacity, we are working to complete a new 235,000

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

square foot U.S. assembly and engineering technical center in Mesa, Arizona in the summer of 2022, which has the ability to produce up to 20,000 vehicles per year, by Americans for Americans, enabling localized assembly operations within the U.S. target market. This frees up our Zongshen capacity, adding the ability to produce up to 40,000 vehicles per year to address additional geographies in the future.

Recently, we announced we had completed a migration of SAP S/4HANA Cloud leveraging the business-transformation-as-a-service, RISE with SAP. The new ERP system integrates the Company’s finance, supply chain, manufacturing, sales and distribution operations. This technology foundation will enable us to manage rapid growth for years to come and facilitate an unparalleled level of insight into our vehicle assembly operations.

In anticipation of a coming delivery ramp, we needed a trusted provider to handle any service, repairs or maintenance our vehicles may require. Recently, we announced a strategic agreement with Bosch, a leading global mobility solutions and industrial technology firm, to establish a pilot service network of independent automobile repair shops approved by Bosch. The Bosch Car Service Network will support service and maintenance operations for the SOLO, beginning with the commercial launch locations throughout the western U.S. and then expanding throughout the rest of the country. Bosch's technology, innovation and highly skilled technicians make it uniquely equipped for the maintenance and repair of the SOLO.

With sales and marketing, production, logistics and service networks all in place, we are now focused on scaling deliveries and expediting our path to profitability. We will continue to ramp production at our Zongshen partner facility and remain on track to begin production at our U.S. facility in mid 2022.

Another focus will be streamlining operations and reducing bill of materials for future vehicle production lines, recouping overhead costs as production volumes increase and leveraging buying power of suppliers to further improve our cost basis.

In summary, we are revolutionizing the transportation space by providing consumers, fleets and ride share users a purpose-built solution to solve today's urban driving challenges. Our flagship SOLO EV is the perfect answer for open-minded drivers that recognize there's a smarter and better way to drive SOLO. We have achieved several exciting key milestones in 2021 and I'm incredibly proud of the work our entire team and partners have put in. I look forward to what the future holds as we continue to scale production and strive to create sustainable, long-term value for our shareholders.

Before we open the line for questions, I would like to thank our team for their dedication and tireless efforts and our shareholders for their support. Thank you all for calling in.

And now, I would like to handle the call over to the Operator to begin our question-and-answer session. Operator?

Operator

Thank you, Kevin. Our first question is from Bruce Chan with Stifel. Please proceed.

Bruce Chan

Kevin, Bal, good afternoon and thank you to both for taking my questions. Maybe I could just start by asking for an update on some of the supply chain issues that you're facing right now. Obviously, they're affecting everybody. But as you think about the deliveries in '22, how do you think those will impact the flow of vehicles? And then maybe just as a follow-up, any thoughts on inventory and working capital pinch as a result of the supply chain issues.

Kevin Pavlov

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Thanks, Bruce. Yes, the supply chain, as you said, it's affecting everybody, but we've been taking extra steps and measures to help our supply chain. We've taken a proactive role to help find chips or chip shortage parts by them and send them to our Tier 1, Tier 2 suppliers so they integrate them and get them back to our vehicles. We're trying to take a global approach. I know we're a young company, but in some cases we have to find these parts globally to make sure that we can continue our production flow.

Again, logistics is a challenge for everybody. We'll keep fighting our way through that. We've added a couple of additional ports out of our Chinese operations area so that we can make sure that flow continues, and hopefully, the backlog at the U.S. ports will clear up. But we've been keeping our eyes on that and these proactive measures are showing us a good way to manage and handle things for when our next vehicle launches. If this supply chain issues continue, we'll have worked out a series of strategies and methods to supply these global parts.

So I think your second question you were talking about, I believe it was the working capital? Do you want to touch on that one, Bal?

Bal Bhullar

Sure.

Bal Bhullar

Bruce, great to hear from you again, and thank you for joining. In terms of the working capital, as at November 9, we published our financials and at that point in time we had cash of over $228 million. We've got zero debt in terms of what we've been doing. And in terms of the near term of our cash burn and budgeting, we've got enough there to essentially take us over the next 24 months.

Bruce Chan

Okay, that's great. So, just sounds like, from Kevin, what you're saying, if I'm going to synthesize it with what you're saying, Bal, that you don't necessarily expect anything to get materially worse and in terms of where the balance sheet is you think you'll be able to certainly weather the next few quarters, even if we see a prolonged pinch.

Bal Bhullar

Yes.

Kevin Pavlov

Yes, we're keeping a close eye on our cash burn. We're intelligently investing where we're going. We have zero debt. So the idea about making sure that the Company's needs are addressed, with the capital we have on hand, is a very closed (phon) planning exercise.

So, we're very, very acute at watching this happen over the next couple of years.

Bruce Chan

Okay, great. And then maybe just one more before I turn it over and hop back in the queue. You debuted the Cargo version of the SOLO at the Exposure, I think it was a couple of months back, which seems like a very exciting product for fleet customers. Can you just give us some flavor of what needs to be done to bring that into production as far as tooling and capacity and validation, and then maybe just some color on

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

the timeline? Is that a product that's going to have to wait until Mesa's up and running or can you start to flow that now from Zongshen?

Kevin Pavlov

Yes. So, we have a platform strategy. So we create derivatives off our main platform that comes in from Zongshen. The modifications for the Cargo vehicles have already been tooled. They're tooled in the U.S. So we'll bring the vehicles in from our Asian manufacturing and in a facility, a temporary facility that we have in the U.S., we'll be making the modifications and the updates.

So the flow of vehicles coming out of Zongshen are really the add-ons that we'll delete portions of in the Cargo to meet our customers' needs. But that'll be done on the U.S. side.

Bruce Chan

Great. That's super helpful. I'll hop back in the queue. Thank you.

Operator

Our next question is from Andrew Scutt with ROTH Capital Partners. Please proceed.

Andrew Scutt

Good afternoon, and Thanks for taking my questions. My first question here is on the retail strategy. I know you touched on this in the prepared remarks. I believe it's 20 locations across five states. Could you just speak to whether you're satisfied with the current footprint or if you're looking to expand, and if so, what the plans are there?

Kevin Pavlov

Yes. So our footprint—and there's a two-step process here. The kiosks, the areas that people can come and see and touch the vehicle are primary information centers. While you can get the information off the web and other places, you can get a hands-on or put your rear end on the seat to really enjoy it right there firsthand. So, yes, we will be expanding that network so that a majority of the people will be able to, if they want, will be able to step in and see the inside of the vehicle, schedule a test drive. It's one of the elements that accentuate how you're going to go through your buying experience or customer journey.

So, our footprint starts on the West Coast and we are migrating east and north. So, yes, there'll be a continued expansion on that.

The second thing I'd like to say about that is, we've been really looking at the performance and how these customer kiosks are actually working to an advantage. So we'll be modifying the customer experience inside of it as we learn more and more how customers want to experience the car. Scheduling a test drive, might just be we have the vehicles ready for test drive at any point. But we're looking at those things and we'll properly introduce them as more and more vehicles flow over the next month.

Andrew Scutt

Awesome. Thanks for the color. The second for me before I also hop back in the queue, kind of a two parter. Can you just provide a bit more color on the timeline for production out of Arizona? And also kind of walk through the cost improvements that are expected, maybe break that out between kind of tariff avoidance versus better component sourcing and more cost-effective manufacturing. Thanks.

Kevin Pavlov

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Yes. Let me see if I can do this in two steps. Let's start with our current production. Right now, we have a significant number of activities with the U.S. government right now. We have our government affairs folks working on elements that are going to help us maybe ease the tariff piece. We fit into a different category. So we're in conversations regarding that side of it that'll be ongoing.

But our U.S. operations, when they come into play, our production schedule, we're starting out with an initial capacity of 20,000 vehicles. This will happen—we'll get a certificate of occupancy somewhere around the middle of the year. We've been working in parallel with another facility to make sure that our cars are being prototyped and produced, and all of that will come in to that facility right afterwards. We have a real hope and a desire and a great plan to introduce a car by the end of 2022 out of that facility.

You talked about the cost improvements. We're working on this. We found significant, I'll call them a supply base that is really willing to help step up on some of our designs. So we can see a significant, I would say a two-digit improvement in our (inaudible) as a percentage-wise, which means that we'll be able to maintain our current price point and decide how—what other features we could put into the car to either maintain that or offer our customers even more.

Andrew Scutt

Awesome. Thank you. I'll step back in the queue and let others go ahead.

Operator

Our next question is from Rommel Dionisio with Aegis Capital. Please proceed.

Rommel Dionisio

Yes, good afternoon. Thanks for taking my question. First, just to follow-up with the supply chain question. Obviously, appreciating your comment, Kevin, with regards to components, but just installation—or the machinery and the tooling that's going to be required to get the facility up—the manufacturing production up and running, has that been delayed at all, whether by shipping or components or anything? And also, are you facing any sort of labor issues, in terms of labor rates or difficulty in finding labor? Obviously, that's something you'll be thinking about here over the next few months and quarters. Thank you.

Kevin Pavlov

Yes. So, I'll start with the first one. Our equipment—or the supply chain of getting our manufacturing equipment, we have a light equipment model, or light asset model, we don't have paint boots and other monuments (phon) that would be in the plan. So we're leveraging the supply chain as well as the market for people who specialize in that. So, our transfer equipment, our conveyance lines and the other elements to test are available in the market. We're not seeing a slowdown there. So, instrumenting the plant with the right equipment as well as our engineering center and the test and engineering equipment we need, are all on track. So we haven't seen any delays there.

The idea of having our line and have it be centered around a world-class manufacturing standard is one of our goals. So I wouldn't say there's a delay in any of that because we started in a greenfield site so we're able to jump right into all of the, I'll call it best practices of manufacturing. The only delays in those would be getting our certifications. So we want to make sure that we are industry standard certified under all the quality, safety and environmental pieces.

So, other than that, we're on track.

Rommel Dionisio

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Great. Thanks so much.

Kevin Pavlov

I just want to touch on the labor side of it. We've started really early. We've got a lot of, I'll call it people in the Arizona area around our facility. I'll say this is, we have two facilities in Arizona. We currently have a PDI facility, about a 15,000 square foot that we've been hiring folks and bringing them in to do our preparation, delivery and inspection, as well as use that as one of our training centers. We have the same PDI center, or a mirror of that, in the Los Angeles area. So, in order to process and flow and prepare our vehicles, both of these vehicles are online.

What's nice about the Mesa facility is is when we train people, when we interview people, when we bring them in, they can actually see firsthand inside of the PDI center the vehicles, how we're putting them together. Our plant manager that's going to be in the Mesa facility is actually located in the PDI center. So we do not only a manufacturing or manufacturing training, but we actually do all the PDI side of it. When I mentioned the world-class manufacturing, remember, we're doing world-class manufacturing standards and applying them to preparation, delivery and inspection of vehicles that are going to our customers.

So, I think we've got—we're getting good response to our labor requests. And we're also able to go through them and say, hey, here's the first principles we want to start with, and actually apply training early before we even get occupancy (phon).

So, we have a strategic approach to it, it's been working well. I guess it's not just applying (audio interference), we actually have about 30 people in our PDI center that are moving forward on this.

I hope I answered your question.

Rommel Dionisio

You did. Thanks so much again, Kevin.

Kevin Pavlov

No problem.

Operator

Our next question comes again from the line of Bruce Chan with Stifel. Please proceed.

Bruce Chan

Hey, thanks for letting me hop back in here. Now, I know you've been reluctant to give details on the order book and reservations as a function of conservatism, but maybe I could ask about those directionally. Have they been relatively stable here? Have you started to see them accelerate now that you've been delivering vehicles and have introduced all these new models? I don't know if you can offer any color there.

Kevin Pavlov

Yes, I tell you what, I'll address the first piece and then I might even have Bal step in on one of these. Right now, our ramp-up is going to plan, and we've been negotiating, like we said earlier, this was the supply chain issues as well as making sure that we get the flow correct. I mentioned that the logistics side of it is just as important. So, as we do these, we are doing a basic linear ramp-up for and we're on track for it. As long as we can keep our supply chain loaded and we're running and flowing the vehicles, I don't see a

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

problem. We're on track to do these month-over-month continuous improvements in our flow and our delivery mechanisms are being improved everyday. We have our direct delivery systems that are going to our customers and they're very appreciative. That journey is really important.

So, if we just keep our eye on this ball as we're scaling it forward, we're trying to meet our commitments on a month-by-month and you should see those increases.

Bal, do you want to add anything to that or?

Bal Bhullar

Sure. As Kevin was saying in terms of the journey, we're really focused on the customer journey, it's extremely important to us, and we're learning as we go, and at the same time we've set internal targets to basically increase the number of deliveries month-over-month. So if one month starts—as you know, we stated in the month of October we delivered 21 vehicles. The month of November will be higher than that. The month of December will be higher than that. So we're gradually ramping up on a conservative but at the same time we've got the back orders of the sales, the reservations, as well as an immense amount of interest in the vehicles as well, both from a consumer perspective and also from a fleet perspective, B2B.

Bruce Chan

Okay. Yes, that's super helpful color. I'm just curious, as you've been making progress on these deliveries and the production ramp, have you seen that translate into demand for the vehicles? Have you seen those reservations increase or are they kind of continuing on a pretty steady clip?

Bal Bhullar

Yes. So, the demand and the interest level has increased since we started to deliver to customers. We've got many people that are also coming into Studio City, for example, in LA, and they're coming in there and wanting to purchase the vehicle right away. Our conversion rate from reservation to order has also increased substantially since we started deliveries. So, it's all a positive trend in the right direction going forward.

Kevin Pavlov

So to add any kind of guidance, our orders are outpacing our production rates. So, the easy part of that problem is is just improving our production rates.

Bruce Chan

Okay, perfect. That's helpful. And then just a last one here. Bal, you mentioned some of the fleet sales efforts. Kevin, you talked about them earlier. I know you all have made some moves there in terms of key hires. Can you just give some updates on where you stand in terms of the B2B strategy and the fleet sales strategy?

Bal Bhullar

In terms of the fleet strategy, we are in talks with a number of fleets, whether they're small businesses or of a larger magnitude. We do have a fleet manager that tees that up and then we've got other individuals that are on the team that are following up. So we're in talks with government, we're in talks with delivery, small parcel delivery companies, as well as food delivery companies, there's other utility companies that we're talking to. So there is a huge variety of the type of fleet that are interested, whether they need the Cargo version or they just want the regular version. But there is a significant amount of increase because as Kevin had stated earlier, this is a purpose-build vehicle and companies right now from the fleet

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

perspective are looking to see how can we minimize our costs? How can we get a better margin over what we're doing—what we have been doing previously? So, for them, it's dollars and cents and the best way to look at it, an all electric vehicle that's going to actually be able to serve their needs for these shorter distances.

Kevin Pavlov

Maybe I can just shed a little more color into that. We delivered four vehicles to four fleet customers on October 4. Since then, those are really the first stepping stones, we've had a phenomenally good response from these fleet owners, Sketchers and Ruby's Diner and Cyber Yogurt and Faction. The interesting part is is the ramp-up could come quickly. If they decide to put a lot of vehicles in quickly, that'll be their choice, but I'm sure that when those pop up we'll definitely let everybody know.

So, those are kind of a step function when they occur. Remember, that's our current conversations. The background conversations could follow the same trend where they start with a vehicle, they could follow a group of vehicles when they start investigating things. So, I think the important part of it is is as that continues to unfold and more and more of these customers have more and more ideas what they want to do with a SOLO. It's very utility side of it and since we have two different capacities in the back, they actually have a series of choices that they can choose from.

So, I think that addressed it. Is there some other pieces that we can help you with other than that, Bruce?

Bruce Chan

No, that's great. Thank you both for your time and congratulations on the progress.

Kevin Pavlov

Thank you.

Bal Bhullar

Thank you.

Operator

Our last question will be a follow-up from the line of Andrew Scutt with ROTH Capital Partners. Please proceed.

Andrew Scutt

Hey, thanks again. First one for me here just in the near term with all these expansion plans in 2022. Maybe if you could provide some color on kind of the capex tempo we can expect throughout the year?

Kevin Pavlov

Bal, I think this is a good one for you to field, if that's okay?

Bal Bhullar

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Hey, Andrew. In terms of our capex, as Kevin has mentioned already, we're an asset-light model, which means that we're not going to be putting heavy capital expenditures or assets into the facility. We're actually assembly. So as an assembly facility that will be looking at a means of reducing any of the larger overheads that you would typically see from some of the other EV companies that are out there. So I would say that the capex that we're looking at is going to be significantly lower than the traditional. We will be putting up a vehicle line that's more a flex line that we've been looking at. But again, that line is going to be very functional in terms of what we're trying to do with the other derivatives of the SOLO and any other models that we're looking at.

Does that address the answer in terms of the capex side?

Andrew Scutt

Yes, that was perfect, Bal. Thank you very much. And then last one for me here kind of more forward-looking. Can you guys just provide a little bit more thoughts on the Tofino and the eRoadster and where you guys see them fitting in within the long-term timeline?

Kevin Pavlov

Sure. The Tofino, the Roadster, those vehicles and others that may be in that category, fit under our specialty vehicles group, and our specialty vehicles group was designed to take the benefits that we've put into the SOLO, the electrical backbone, the power, the powertrain systems, and the individualized or the customized ideas and put those into these specialty vehicles, so if there's one or two people in the vehicle, each of them feels the enjoyment of a car that's purpose-built around them.

So, I would say that the—you're asking for a timeline on the future side of this. We definitely have that platform. The eRoadster platform is in the works. It's very likely we'll see it in the 2023 timeframe. And which quarter? I'll leave that up to the reader (phon). But the Tofino is not far on the heels. I'd also like to say that there's another vehicle in the SOLO category in the works and you'll probably see that around the '23 timeframe also.

Andrew Scutt

Awesome. Thanks for the color and just echo what everyone else has been saying. Congrats on the progress.

Kevin Pavlov

Thanks everyone.

Operator

Thank you. Ladies and gentlemen, we've reached the end of the question-and-answer session. I would like to turn the call back to Kevin Pavlov for any closing remarks.

Kevin Pavlov

Thank you, Operator. I'd like to thank each of you for joining our conference call. We look forward to continuing to update you on our ongoing progress and growth. If we were unable to answer any of your questions, please reach out to our IR firm, MZ Group, who'd be more than happy to assist you. Thanks everyone.

Operator

ElectraMeccanica Vehicles Corp. – Corporate Update Conference Call, November 17, 2021

Ladies and gentlemen, this does conclude today's teleconference. Thank you for your participation. You may disconnect your lines at this time and have a wonderful day.